Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Jonathan Birt Ph: 212-850-5664 or 44-20-7269-7205 Niamh Lyons Ph: 353-1-663-3602

ELAN ANNOUNCES WEBCAST OF SECOND QUARTER 2008 FINANCIAL RESULTS

DUBLIN, IRELAND, JULY 7, 2008 -- Elan Corporation, plc announced today that it will host a conference call on Thursday, July 24, 2008 at 8:30 a.m. Eastern Time (ET), 1:30 p.m. British Summer Time (BST) with the investment community to discuss Elan’s second quarter 2008 financial results, which will be released before the U.S. and European financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.